SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/7/13


1. NAME OF REPORTING PERSON
Bulldog Investors Funds, Bulldog Investors, LLC
(f/k/a Brooklyn Capital Management), Phillip Goldstein,
Andrew Dakos and Steven Samuels


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
632,668

8. SHARED VOTING POWER
0

9. SOLE DISPOSITIVE POWER
632,668
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
632,668 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

7.39%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes Amendment #5 to the schedule 13d filed September 27, 2012. Except as specifically set forth herein, the Schedule 13d remains unmodified.




ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on August 9, 2012 there were 8,556,480 shares of common stock outstanding as of 06/30/2012. The percentages set forth herein were derived using such number.Phillip Goldstein, Andrew Dakos and Steven Samuels own Bulldog Investors, LLC
(f/k/a Brooklyn Capital Management, LLC), a registered investment advisor. As of September 25, 2013, Bulldog Investors, LLC is deemed to be the beneficial owner of 632,668 shares of SVVC by virtue of Bulldog Investors, LLC's power to direct the vote of, and dispose of, these shares. These 632,668 shares of SVVC include 294,382 shares (representing 3.44% of SVVC's outstanding shares) that are beneficially owned by
(1) Mr. Goldstein and (2) the following entities over which Messrs. Goldstein, Dakos and Samuels exercise control: Opportunity Partners LP, Calapasas West Partners, LP, Full Value Special Situations Fund, LP,
Full Value Offshore Fund, Ltd., Full Value Partners, LP, Opportunity Income Plus, LP, and MCM Opportunity Partners, LP (collectively, Bulldog Investors Funds). Bulldog Investors Funds and Mr. Goldstein may be deemed to constitute a group. All other shares included in the aforementioned 632,668 shares of SVVC beneficially owned by Bulldog Investors, LLC (solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLC who are not members of any group. The total number of these "non-group" shares is 338,286 shares (representing 3.95% of SVVC's outstanding shares).


c) Since the last filing on 9/26/13 the following shares of SVVC were sold:

Date:		        Shares:		Price:
09/26/13		(7,375)		24.7122
09/27/13		(27)		24.7000
10/01/13		(100)		24.6500
10/02/13		(9,358)		24.5560
10/03/13		(10,000)	24.6130
10/04/13		(27,938)	24.8555
10/07/13		(51,123)	25.1430



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS none


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/8/2013

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

By: /S/ Steven Samuels
Name:   Steven Samuels

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.